[Wachtell, Lipton, Rosen & Katz Letterhead]

July 28, 2016

VIA EDGAR TRANSMISSION

Anne Nguyen Parker
Assistant Director, Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:                             Adient Ltd
Amendment No. 1 to Form 10-12B
Filed June 27, 2016
File No. 001-37757

Dear Ms. Parker:

On behalf of our client, Adient Ltd (“Adient” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 13, 2016, regarding Amendment No. 1 to the Company’s Registration Statement on Form 10-12B filed on June 27, 2016 (the “Registration Statement”).  In connection with this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and has forwarded three courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed on June 27, 2016.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 2.

For your convenience, the Staff’s comments are set forth in bold, followed by responses of the Company.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

Exhibit 99.1

Risk Factors, page 20

Risks Related to Adient Ordinary Shares, page 34

The IRS may not agree that Adient is a foreign corporation for U.S. federal tax purposes, page 38

1.              We note your response to our prior comment 6 and reissue. Please provide quantitative information in this risk factor regarding the tax rate should the IRS treat Adient as a U.S. corporation as compared to the tax rate should the IRS treat Adient as a foreign corporation for U.S. federal tax purposes.

Response:  The Information Statement has been revised on page 41 in response to the Staff’s comment to provide quantitative information regarding Adient’s effective tax rate should the IRS treat Adient as a U.S. corporation for U.S. federal tax purposes as compared to Adient’s effective tax rate should the IRS treat Adient as a foreign corporation for U.S. federal tax purposes.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 19

Selected Historical Combined Financial Data of Adient, page 54

2.              Reference is made to certain sections of your document including, the Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data on page 19 and Selected Historical Combined Financial Data of Adient on page 54 where you present total segment income outside the context of the segment footnote. Please be advised the presentation of a total segment profit and loss measure in any context other than as part of the reconciliation required by ASC 280 is considered to be non-GAAP; thus, you are required to provide the disclosures outlined in Item10(e)(1)(i) of Regulation S-K where you present total segment income outside of the segment footnote. Please confirm your understanding and revise your filing accordingly. For further guidance, you may refer to Question 104.04 of the C&DIs on Non-GAAP Measures which can be found at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:  The Information Statement sections entitled “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data” and “Selected Historical Combined Financial Data” have been revised to present a full income statement thereby removing segment income from these sections.

Dividend Policy, page 52

3.              We note your response to our prior comment 7 that you expect to pay a regular cash dividend in line with other automotive suppliers. Please briefly describe what you consider to be the current industry practice for other automotive suppliers.

Response:  The Information Statement section entitled “Dividend Policy” has been revised to remove the statement that Adient expects to pay a regular cash dividend “in line with other automotive suppliers.”

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 60

4.              Reference is made to footnote (E). Your disclosure indicates that of the total debt proceeds of $3.5 billion, a portion will be used in part to pay down short term debt of $132 million. In this regard, it appears the adjustment to cash of $510 million should be reduced by the amount that will be used to pay down short term debt. Please advise or revise accordingly.

Response:  The Information Statement section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” has been revised to reflect the $132 million of short term debt as being outstanding with a corresponding increase to cash of the same amount.  Johnson Controls will compensate Adient for any remaining short term debt balances as of the separation date; however, it is expected that the outstanding short term debt balance will be significantly lower than $132 million by the separation date.  Adient will ensure a consistent treatment of this item in the unaudited pro forma condensed combined financial statements as of and for the nine months ended June 30, 2016, which are expected to be included in Amendment No. 3 to the Registration Statement.

5.              We note that you net adjustments (E) and (G) against APIC on the face of the unaudited pro forma combined balance sheet. Please present separately the pro forma adjustments on a gross basis. Further, please explain how you arrive at the net adjustment of $2.4 billion based solely upon adjustments (E) and (G).

Response:  The Information Statement section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” specifically Note (G), has been revised to include an analysis showing how the net adjustment of $2.4 billion is derived.  In addition, the reference to (E) on the face of the pro forma balance sheet has been removed.

6.              Please explain, and revise your disclosure to clarify, how the $26 million of employee-related liabilities described in footnote (J) on page 61 reconciles to the $21 million shown in the pro forma adjustments column on the balance sheet on page 59.

Response:  The Information Statement section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” specifically Note (J), has been revised to indicate $21 million.

7.              Reference is made to footnote (K). Your disclosure indicates that $211 million of noncurrent tax balances for expected uncertain tax positions will be transferred to Adient in connection with the separation and further, $6 million of deferred taxes were established for pro forma employee-related liability adjustments. In this regard, please explain why the adjustment of $217 million represents a reduction in rather than an increase to Other noncurrent liabilities.

Response:  The Information Statement section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” specifically Note (K), has been revised to indicate that the pro forma adjustments impacting noncurrent tax balances are for expected uncertain tax positions related to unresolved tax matters that will remain with Adient in connection with the separation.

Management’s Discussion and Analysis

Income Tax Provision, page 84

8.              We note your disclosure that a significant portion of your income tax provision is related to a change in assertion over permanently reinvested earnings as a result of the spin-off. In light of the significant increase in your income tax provision, please expand your disclosure to explain whether or not you believe this will be a one-time charge as a result of the spin-off or if you expect the current income tax provision to be indicative of your income tax provision in the future because of the new business structure or some other change due to the spin-off.

Response:  The Information Statement has been revised on page 87 to indicate that the change in assertion over permanently reinvested earnings was a one-time impact.

*                               *                                *                               *                                *                               *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394 or Andrew R. Brownstein at (212) 403-1233.

Sincerely yours,

/s/ David K. Lam

David K. Lam

cc:                                Brian J. Cadwallader, Vice President, Secretary and General Counsel, Johnson Controls
                        Cathleen A. Ebacher, Vice President, General Counsel and Secretary, Adient